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                                                                    EXHIBIT 23.1



                        Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 30, 1995, in the Registration Statement (Form S-1) and related Prospectus of California Beach Restaurants, Inc. for the registration of 3,004,282 shares of its common stock.

Our audits also included the financial statement schedules of California Beach Restaurants, Inc. listed in Item 16(b). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.



                                        ERNST & YOUNG LLP



Century City
Los Angeles, California
November 21, 1995